

News Release

Mattson Technology Contact
William Turner
Mattson Technology, Inc.
tel 510-492-6241
fax 510-492-5963
Bill.Turner@mattson.com

MATTSON TECHNOLOGY, INC. REPORTS RECORD
REVENUES FOR FOURTH QUARTER 2006

FREMONT, Calif. — January 31, 2007 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the fourth quarter ended December 31, 2006.

Highlights of this report include:

- Achieved record revenue of $83.6 million
- Generated record cash while ramping production
- Won two new customers for our leading-edge strip products

Net sales for the quarter were $83.6 million, up 9.3 percent from $76.5 million for the previous quarter, and up 65.9 percent from $50.4 million in the fourth quarter of 2005. Net sales for the fourth quarters of 2006 and 2005 included royalties of $1.0 million and $1.4 million, respectively, related to the settlement of the patent infringement suit with Dainippon Screen Manufacturing Co., Ltd. ("DNS"). Net income for the current quarter was $3.7 million, or $0.07 per diluted share, down from $4.6 million, or $0.09 per share, for the previous quarter, and down from $4.8 million, or $0.09 per share, for the fourth quarter of 2005.

Included in the fourth quarter results is a non-recurring impairment charge for intangible assets of $2.6 million, or $0.05 per diluted share, related to a portion of the intangible assets acquired from Vortek Technology Ltd. in 2004. Additionally, in 2006, the Company began utilizing net operating losses that it acquired in the acquisition of STEAG in 2001. In accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes*, the Company is required to reduce goodwill for the benefit of these operating losses, rather than benefiting income tax expense. This impacted income tax expense by $1.5 million, or $0.03 per diluted share, in the fourth quarter of 2006. The combined impact of these two adjustments on fourth quarter results was $0.08.

Gross margin for the quarter was 38.7 percent, up 4.3 percentage points from 34.4 percent for the previous quarter, and down 1.1 percentage points from 39.8 percent for the fourth quarter of 2005. Excluding nonrecurring charges and benefits, operating expenses for the quarter increased to $24.7 million from $23.4 million for the previous quarter, and $20.6 million from the fourth quarter of 2005, primarily due to increased personnel costs, commissions, and support costs for evaluation equipment.   Excluding nonrecurring charges and benefits, operating expenses as a percentage of net sales were 29.5 percent for the quarter, down from 30.6 percent for the previous quarter, and down from 41.0 percent in the fourth quarter of 2005.

Shipment revenues for the quarter were $88.0 million, up 19.5 percent from $73.6 million for the previous quarter, and up 87.6 percent from $46.9 million for the fourth quarter of 2005. Net bookings for the current quarter were $72.6 million, down 11.0 percent from $81.6 million

Fourth Quarter 2006 Results

for the previous quarter, and up 45.2 percent from $50.0 million for the fourth quarter of 2005. Net bookings in the current quarter resulted in a book-to-bill ratio of 0.83. Deferred revenues (which represent unrecognized revenues and pre-paid royalties received from DNS) were $16.8 million at the end of the current quarter, compared with $12.9 million at the end of the previous quarter, and $12.5 million at the end of 2005.

Cash, cash equivalents, and short-term investments at the end of the current quarter were $138.9 million, up $6.4 million from $132.5 million at the end of the prior quarter, and up $9.6 million from $129.3 million at the end of 2005.

"In 2006, Mattson outgrew the industry, delivering record revenue, bookings and cash for the year," said David L. Dutton, chief executive officer of Mattson Technology.

"Our flagship Suprema™ system has secured orders from our major strip customers, and our recently introduced Atmos™ thermal oxidation tool is penetrating new accounts, positioning us to achieve further share gains. We expect that 2007 will be another growth year for Mattson, one in which we are positioned to set new records and grow share by leveraging our existing technologies to expand into new segments," concluded Dutton.

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

On Wednesday, January 31, 2007, at 5:30 PM Eastern Time (2:30 PM Pacific Time), Mattson will hold a conference call to review the following topics: fourth quarter 2006 financial results, current business conditions and the near-term business outlook. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson website for one week following the live broadcast.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the company's future prospects, including, but not limited to: anticipated bookings, revenue, margins, earnings per share, market share, tax rate, and fully diluted shares outstanding for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the company's products; customer acceptance of delivered products and the company's ability to collect amounts due upon shipment and upon acceptance; the company's ability to timely manufacture, deliver and support ordered products; the company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the company's competitors; the company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The company assumes no obligation to update the information provided in this news release.

Fourth Quarter 2006 Results

Page 3 of 5

About Mattson Technology, Inc.

Mattson Technology, Inc. is the leading supplier of dry strip equipment and the second largest supplier of rapid thermal processing equipment in the global semiconductor industry. The company's strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

(consolidated financial tables follow)

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Year Ended	
	December 31,		December 31,	
	2006	2005	2006	2005
Net sales	$ 83,604	$ 50,408	$ 281,781	$ 209,379
Cost of sales *	51,247	30,362	172,720	124,126
Gross margin	32,357	20,046	109,061	85,253
Operating expenses:				
Research, development and engineering *	7,751	6,633	28,314	26,625
Selling, general and administrative *	16,763	13,413	62,523	54,086
Amortization of intangibles	172	600	688	2,100
Gain on disposition of Wet Business	-	(72)	(572)	(2,934)
Impairment of Intangibles	2,618	-	2,618	-
	27,304	20,574	93,571	79,877
Income from operations	5,053	(528)	15,490	5,376
Interest and other income (expense), net	1,487	1,924	5,718	2,123
Income before income taxes	6,540	1,396	21,208	7,499
Provision (benefit) for income taxes	2,858	(3,365)	4,094	(3,800)
Net income	$ 3,682	$ 4,761	$ 17,114	$ 11,299
Net income per share:				
Basic	$ 0.07	$ 0.09	$ 0.33	$ 0.22
Diluted	$ 0.07	$ 0.09	$ 0.32	$ 0.21
Shares used in computing net income per share:				
Basic	52,601	51,905	52,457	51,557
Diluted	53,474	53,017	53,468	52,784

* includes the following amounts related to equity awards

Cost of sales	$ 18	$ -	$ 56	$ -
Research, development and engineering	85	-	277	-
Selling, general and administrative	719	13	2,075	110
Total	$ 822	$ 13	$ 2,408	$ 110

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2006 (unaudited)	December 31, 2005 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 138,885	$ 129,282
Accounts receivable, net	55,957	29,279
Advance billings	10,463	10,145
Inventories	40,532	32,876
Inventories - delivered systems	1,879	2,517
Prepaid expenses and other assets	11,109	13,603
Total current assets	258,825	217,702
Property and equipment, net	27,838	22,515
Goodwill	18,497	20,005
Intangibles, net	7,591	10,897
Other assets	4,001	4,448
Total assets	$ 316,752	$ 275,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,330	$ 17,436
Accrued liabilities	41,310	35,478
Deferred revenue	16,782	12,464
Total current liabilities	77,422	65,378
Long-term liabilities:		
Other liabilities	400	-
Total long-term liabilities	400	-
Total liabilities	77,822	65,378
Stockholders' equity:		
Common stock	53	52
Additional paid-in capital	620,372	614,090
Accumulated other comprehensive income	13,525	8,181
Treasury stock	(2,987)	(2,987)
Accumulated deficit	(392,033)	(409,147)
Total stockholders' equity	238,930	210,189
Total liabilities and stockholders' equity	$ 316,752	$ 275,567

(1) Derived from audited financial statements